

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

June 16, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education and Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: **Wonder International Education and Investment Group Corporation**
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 10, 2010
File No. 333-163635

Dear Mr. Wei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to prior comments one and two in our letter dated February 16, 2010. Based upon your representations, it appears that this registration statement is

registering an offering of shares by Eastbridge, its shareholders and Mr. Xie on behalf of the company. Therefore, revise the registration statement to reflect the transaction as a primary offering by the company with the selling shareholders as underwriters selling on behalf of the company. Please note that all the shares being registered must be sold at a fixed price for the duration of the offering, so revise the prospectus cover page to reflect that the offering price is fixed. See our related comments under Plan of Distribution.

Summary, page 1
Summary Information about Wonder International, page 1

2.   Briefly summarize how Eastbridge became a shareholder of the Company. Discuss the business purpose of the original transaction between Eastbridge and Mr. Chungcui Xie, and the consideration provided by each in the original transaction.

3.   Please revise the concluding sentence of paragraph two to specify your gross profit for the fiscal year ended December 31, 2009.

Risk Factors, page 3
Failure to file and pay income taxes in China may hinder the Company's ability to conduct business., page 15

4.   We note your response to prior comment six. Please further revise this risk factor to specifically address the failure of the company to file all of its tax returns, in addition to the general disclosure you have included.

Plan of Distribution, page 53

5.   Identify the selling shareholders as underwriters. The shares issued to Eastbridge appear to be in consideration of this distribution; therefore, they appear to be underwriter's compensation. Tell us whether Eastbridge is a registered broker dealer, and if so, whether Eastbridge will be clearing its underwriting compensation arrangements with FINRA. If Eastbridge is not a registered broker dealer, explain how it is not required to register with the SEC and FINRA pursuant to Section 3(a)(4)(A) of the Securities Exchange Act of 1934.

Management's Discussion and Analysis, page 73
Plans for Expansion, page 76

6.   We note your response to prior comment nine. Please provide support for your statement

on page 76 that "most likely, we will raise additional capital in future years to help us grow to 25 to 30 schools and raise our annual revenue to $50 to $60 million dollars." Also, please address how you intend to raise total capital of $30 million to $40 million, as referenced in the last sentence of this section.

7.   Please file the Capital Raise Agreement you reference in this section as an exhibit to your filing under Item 601(b)(10) of Regulation S-K. Please discuss the terms of the Agreement, including the identity of the investment bank, and its impact upon your liquidity in your discussion of "Liquidity and Capital Resources" on page 77.

Sources of Capital, page 75

8.   We note your response to prior comment 11. As previously requested, please provide your credit facilities agreements as exhibits to your amended filing.

Quarter ended March 31, 2010 compared with March 31, 2009, page 77

9.   Please revise MD&A for the periods ended March 31 to include a discussion of the reasons for the increases/decrease in revenues and costs of sales from period to period. See Financial Reporting Codification Section 501.04 for guidance.

Directors, Executive Officers, Promoters and Control Persons, page 79

10.   We note your response to prior comment 12. We reissue the comment. Please revise this section to include disclosure under Item 404 of Regulation S-K where the amount involved exceeds or exceeded $120,000.

Financial Statements

Note 1 – Organization and Business, page F-7

11.   Refer to the revised disclosure provided in response to comment 15 of our letter dated February 15, 2010. We reiterate that the disclosure should include the significant terms of the operating agreements and asset pledge agreements and how these agreements enable US Wonder to control the operations and cash flows of the Chinese companies and realize the benefits, and assume the risks of ownership.

12.   Please provide us with a detailed analysis of the basis for consolidation, given that you technically have no legal standing under the laws of the PRC to assert your rights of ownership, that PRC regulations limit foreign ownership of companies that provide educational services and that you may not possess all the permits, licenses and certificates required to operate in the PRC. Please consider the guidance in FASB ASC 810-10-15.

13.   Please provide disclosure of the impact on future periods, pursuant to Staff Accounting Bulletin 74, of the adoption of ASU 2009-17 (FASB 167) for your consolidation of the operations in China. See FASB ASC 810-10-65-2 for guidance.

Note 9 – Income Taxes, page F-13

14.   Refer to the disclosure that you have not filed all of the tax returns that are required in China. Please tell us the reasons for your non-compliance with tax laws and disclose the repercussions that may be imposed by the PRC government as a result of your non-compliance with tax filing requirements. Please also address the repercussions in your response to comment four, above.

Exhibits

15.   Please revise the Consent of Independent Certified Public Accountant to include the financial statements for both the 2009 and 2008 audited financial statements included in the filing and reference the date of your report in the consent.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Christopher Dieterich, Esq.
     By facsimile, 310-312-6680